UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

169453 10 7
(CUSIP Number)

Shudong Xia
Shufeng Xia
Danxia Huang
Karmen Investment Holdings Limited
East Action Investment Holdings Ltd.
9th Floor, Vision Building,
No. 39 Xueyuanlu, Haidian District,
Beijing, China 100191

SAIF Partners III L.P.
SAIF III GP, L.P.
SAIF III GP Capital Ltd.
Andrew Y. Yan
Suite 2115, Two Pacific Place
88 Queensway
Admiralty, Hong Kong

With a copy to:

Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
+(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Karmen Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: East Action Investment Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Shudong Xia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Shufeng Xia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Danxia Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: SAIF Partners III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: SAIF III GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: SAIF III GP Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Andrew Y. Yan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed jointly by Karmen Investment Holdings Limited (“Karmen”), East Action Investment Holdings Ltd. (“East Action”), Shudong Xia, Shufeng Xia, Danxia Huang, SAIF Partners III L.P. (“SAIF Partners”), SAIF III GP L.P. (“SAIF GP”), SAIF III GP Capital Ltd. (“SAIF Capital”) and Andrew Y. Yan. Karmen, East Action and Shudong Xia are collectively referred to as the “Xia Parties.” Andrew Y. Yan, SAIF Partners III L.P., SAIF III GP L.P. and SAIF III GP Capital Ltd. are collectively referred to as the “SAIF Parties.” The Xia Parties, the SAIF Parties, Shufeng Xia and Danxia Huang are collectively referred to as the “Reporting Persons.”

This Amendment No. 1 amends and supplements (i)  the schedule with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on Schedule 13D on June 8, 2012 (the “Schedule 13D”), (ii) the schedule filed on May 15, 2007 by the Xia Parties with the SEC, as amended and supplemented to date, and (iii) the schedule filed on July 29, 2008 by the SAIF Parties with the SEC, as amended and supplemented to date.

With respect to the Reporting Persons, this statement amends and, with respect to certain information set forth herein, supersedes the Schedule 13D. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 29, 2012, the Company  held a special meeting of its stockholders (the “Special Meeting”) at 9th Floor, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing, China 10019.  At the Special Meeting, the Company voted in favor of the proposal to approve the agreement and plan of merger, dated as of June 8, 2012 (the “Merger Agreement”),  by and among (i) TransCloud Company Limited (“Parent”), (ii) TransCloud Acquisition Inc. (“Merger Sub”), a Nevada corporation and a wholly-owned subsidiary of Parent and (iii) the Company, pursuant to which Merger Sub is merged with and into the Company, with the Company continuing as the surviving entity and a subsidiary of Parent (the “Merger”).

On October 31, 2012, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. Upon the consummation of the Merger, each issued and outstanding share of common stock, par value US$0.001 per share, of the Company (“Common Stock”), other than shares of Common Stock held by the Company as treasury stock or owned, directly or indirectly by Parent or Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the effective time of the Merger, was converted automatically into the right to receive US$5.80 in cash without interest.

On October 31, 2012, pursuant to the terms of the Merger Agreement, (i) each outstanding, vested and unexercised option to purchase shares of Company Common Stock was cancelled and converted into the right to receive, a cash amount equal to the number of shares underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which US$5.80 exceeds the exercise price per share of such option, net of any applicable withholding taxes; (ii) each outstanding and unvested option to purchase shares of Company Common Stock was cancelled and converted into the right to receive a restricted cash award in an amount equal to the number of shares underlying such option immediately prior to the effective time of the Merger multiplied the amount by which US$5.80 exceeds the exercise price per share of such option; and (iii) each outstanding and unexercised warrant to purchase shares of Company Common Stock was cancelled and converted into the right to receive a cash amount equal to the total number of shares underlying such warrant immediately prior to the effective time of the Merger multiplied by the amount by which US$5.80 exceeds the exercise price per share of such warrant.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent  with one share of common stock outstanding (solely owned by Parent) and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Market (“NASDAQ”) following the close of trading on October 31, 2012 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Pursuant to a certain voting support agreement, dated as of June 7, 2012  (the “Voting Agreement”) between Mr. Shudong Xia, Ms. Danxia Huang, Mr. Shufeng Xia, Karmen Investment Holdings Limited (collectively, the “Management Rollover Holders”), SAIF Partners and Parent, the Management Rollover Holders and SAIF Partners, who collectively owned approximately 48.27% of the outstanding shares of  Common Stock prior to the effective time of the Merger, appeared at the Special Meeting or otherwise caused their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.08 to the Schedule 13D, and is incorporated herein by reference in its entirety as Exhibit 7.02.

Pursuant to a certain contribution agreement between the Management Rollover Holders, Parent and Shudong Investments Limited (“Holdco”) dated June 7, 2012 (the “Management Contribution Agreement”), the Management Rollover Stockholders contributed to Parent an aggregate of 8,046,973 shares of Common Stock in exchange for same amount of ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.06 to the Schedule 13D and is incorporated herein by reference in its entirety as Exhibit 7.03.

Pursuant to a certain contribution agreement between SAIF Partners, Parent and Holdco dated June 7, 2012 (the “SAIF Contribution Agreement”), SAIF Partners contributed to Parent an aggregate of 4,151,152 shares of Common Stock in exchange for same amount of preference shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the SAIF Contribution Agreement, a copy of which has been filed as Exhibit 7.08 to the Schedule 13D and is incorporated herein by reference in its entirety as Exhibit 7.04.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b)	As of the date of this statement, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c)

Except for the transactions described in Item 4, none of the Reporting Persons, and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	October 31, 2012

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description in Item 4 of this Amendment No. 1 is incorporated herein by reference, and is qualified in its entirety by the full text of the Merger Agreement, which was filed as Exhibit 7.02 to the Schedule 13D and Exhibit 2.1 to the Company’s Form 8-K filed on June 8, 2012, and is incorporated herein by reference in its entirety as Exhibit 7.05.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated June 7, 2012 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on June 8, 2012).

Exhibit 7.02

Voting Agreement by and among the Management Rollover Holders, SAIF Partners and Parent, dated June 7, 2012 (incorporated by reference to Exhibit 7.08 of the Schedule 13D filed by the Reporting Persons on June 8, 2012).

Exhibit 7.03

Management Contribution Agreement by and among the Management Rollover Holders, Parent and Holdco dated June 7, 2012 (incorporated by reference to Exhibit 7.06 of the Schedule 13D filed by the Reporting Persons on June 8, 2012).

Exhibit 7.04

SAIF Contribution Agreement by and among SAIF Partners, Parent and Holdco dated June 7, 2012 (incorporated by reference to Exhibit 7.07 of the Schedule 13D filed by the Reporting Persons on June 8, 2012)

Exhibit 7.05

Merger Agreement by and among Parent, Merger Sub and the Company, dated June 7, 2012 (incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Reporting Persons on June 8, 2012 and Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 7, 2012).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2012

Karmen Investment Holdings Limited

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Sole Director

East Action Investment Holdings Ltd.

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Sole Director

Shudong Xia

By: /s/ Shudong Xia

Shufeng Xia

By: /s/ Shufeng Xia

Danxia Huang

By: /s/ Danxia Huang

SAIF Partners III L.P.
SAIF III GP, L.P.
SAIF III GP Capital Ltd.

By: /s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Sole Director of SAIF III GP Capital Ltd., the
General Partner of SAIF III GP, L.P., the
General Partner of SAIF Partners III L.P.

Andrew Y. Yan

By: /s/ Andrew Y. Yan